Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: May 3, 2023

On May 3, 2023, Broadcom Inc. published the following post on LinkedIn:

On May 3, 2023, Broadcom Inc. published the following post on Twitter:

On May 3, 2023, Broadcom Software Group published the following post on LinkedIn:

On May 3, 2023, Broadcom Software Group published the following post on Twitter:

On May 3, 2023, Hock Tan, President and CEO of Broadcom Inc., published the following post on LinkedIn:

[The text of the blog post accessible through the links included in the posts above is reproduced below. The blog post is available on Broadcom Inc.’s “Broadcom Blogs” and “Broadcom Software Blogs.”]

Accelerating VMware’s Growth
Broadcom focuses on innovation and R&D
Hock Tan, President and CEO, Broadcom Inc.

Innovation comes in many forms. In Broadcom’s case, it has been through a combination of organic growth and growth through acquisition, which has created Broadcom today – a company built from a heritage of American technology pioneers such as AT&T Bell Labs and Hewlett Packard, among others.

Broadcom has grown by building on the innovations of businesses with critical products, a strong track record, and significant long-term growth potential. And this is our shared goal and vision together with VMware.

VMware has an amazing opportunity to further grow and scale its pioneering virtualization technology, and Broadcom is committed to innovation and building VMware’s professional services capabilities. That’s why we plan to invest an incremental $2 billion a year to better unlock customer value – with half focused on R&D and the other half focused on helping to accelerate the deployment of VMware solutions through VMware and partner professional services.

Investing in VMware’s R&D
With the right combination of compute, storage, and network virtualization technology, enterprises can build next-generation software-defined data centers of their own, on their premises (on-prem) or in private clouds, instead of being largely or exclusively dependent on a mixed cloud environment, as we see today. Virtualization of all these functions gives enterprises the ability to manage parts of the data center more easily in on-prem, private cloud environments similar to the productivity, efficiency, ease of use, resiliency and elasticity that enterprises enjoy with public clouds. The core technology to do this already exists at VMware. Broadcom will make additional investments to help this technology work together seamlessly and much easier to use; and resources to help more customers adopt and deploy this great technology.

These new investments are part of our plan to significantly increase R&D investment in VMware products. If companies can run VMware as a private cloud on-prem, they should be able to take their same application workloads to the public cloud without needing to re-engineer that application or worry about being locked into the public cloud providers that they choose.

By extending our multi-cloud strategy, we will invest in extending VMware’s software stack to run and manage workloads across private and public clouds, which means any enterprise can run application workloads easily, securely, and seamlessly on-prem, or in any cloud platform they prefer.

Our goal will be to achieve this multi-cloud strategy in a way that is cost neutral to customers, while allowing them to choose where they want to run applications or workloads. That’s what this is all about – ensuring customer choice and flexibility in managing their data and workloads.

Investing to revitalize and grow VMware’s professional services capabilities
In addition to more investment in R&D, we plan to build capabilities for enterprises to deploy private clouds through a significant investment in professional services. This means an investment in professional services support and in external partners.

As a part of Broadcom, VMware will have more resources and scale to support the number of customers that want its technology and services, and help customers deploy it more than it was able to as a standalone company. Together with Broadcom, VMware will be able to partner with global system integrators and double the investment in professional services at VMware to help customers configure, use, and benefit from this technology, unlocking even more value. We expect that investment as well as deploying private and multi-cloud solutions in a scaled manner to many enterprises will take some time. VMware needs more partners to grow, and we will help it succeed in doing so.

Unlocking VMware’s potential
Broadcom’s business model and its decades of focus on R&D combined with VMware’s core technology and superb talent will be the catalysts that will enable VMware to capture the growth opportunity in front of it. Broadcom has 22 independently run product divisions, and strong technology that is critical for customers around the world.

My philosophy is that if you do what you do well and keep focusing on doing these things better – as a market leader, a product leader, or a technology leader – you will become the best in your space. Broadcom’s business model is based on the thesis that the technology we develop is a roadmap, is evolutionary, and gets better with time.

The wider technology industry, as well as customers, will only stand to benefit from Broadcom unlocking VMware’s potential by helping it build on its strengths and ambitions.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.